Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this annual report of Creative Vistas, Inc. (referred to therein as the “Successor” of the “Company”) on Form 10-KSB, Amendment No. 1, of our report dated March 9, 2005 (except for the impact of the restatement described in Note 3b which is as at April 7, 2006) on the balance sheet of the Company as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity (deficiency) and other comprehensive income and cash flows for the period from September 30, 2004 to December 31, 2004, appearing in the annual report.

(signed) BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
April 17, 2006

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario